FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                FURNISHED PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                                  01 March 2007


                               BRITISH AIRWAYS Plc
                               (Registrant's Name)


                                 Waterside HBA3,
                                   PO Box 365
                              Harmondsworth UB7 0GB
                                 United Kingdom


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1)

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




                                    CONTENTS

1.  Total Voting Rights
2.  Holding(s) in Company
3.  Holding(s) in Company
4.  Holding(s) in Company
5.  Director/PDMR Shareholding
6.  Director/PDMR Shareholding
7.  Holding(s) in Company
8.  Total Voting Rights
                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                             BRITISH AIRWAYS Plc


                                             By:   /s/_________________________
                                                   Name: Alan Buchanan
                                                   Title:Company Secretary
                                                   Date  01 March 2007



                                INDEX TO EXHIBITS



Exhibit No.                 Description


1.                          Total Voting Rights
2.                          Holding(s) in Company
3.                          Holding(s) in Company
4.                          Holding(s) in Company
5.                          Director/PDMR Shareholding
6.                          Director/PDMR Shareholding
7.                          Holding(s) in Company
8.                          Total Voting Rights

Exhibit No. 1
                 British Airways Plc - Voting Rights and Capital


In conformity with the Transparency Directive's transitional provision 6, British Airways Plc ("BA") gives notice that its capital consists of 1,150,734,490 ordinary 25p shares with voting rights. As BA does not hold any ordinary shares in Treasury its total number of voting rights equals its capital.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BA under the FSA's Disclosure and Transparency Rules.



Alan Buchanan
Company Secretary
31 January 2007

Exhibit No. 2


TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

..................



2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the
acquisition of shares already issued to which voting rights are attached: (    )

An event changing the breakdown of voting rights: (    )


Other (please specify) : (X)

New Exemption (DTR5.1.3(4) & DTR 5.1.5(1)).................


3. Full name of person(s) subject to the notification obligation (iii):

The Goldman Sachs Group, Inc.................


4. Full name of shareholder(s) (if different from 3.) (iv):

Goldman, Sachs & Co.,

Goldman Sachs International,

Goldman Sachs Asset Management International, &

Goldman Sachs Asset Management, L.P.



5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

29 January 2007.................



6. Date on which issuer notified:

31 January 2007.................



7. Threshold(s) that is/are crossed or reached:

5%.................



8. Notified details:

..................




A: Voting rights attached to shares


Class/type of shares if possible           Situation previous to the Triggering transaction (vi)
using the ISIN CODE
                                  Number of shares                   Number of voting Rights (viii)

                                                                     Below 3%



Resulting situation after the triggering transaction (vii)


Class/type of shares if      Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE
                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect

GB0001290575                                          37,000       57,871,110           0.00%       5.03%



B: Financial Instruments

Resulting situation after the triggering transaction (xii)


Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.



Total (A+B)
Number of voting rights        % of voting rights


57,908,110                     5.03%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

The interest in 851,853 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 18,731 shares arose from an interest held by Goldman Sachs International Limited, a wholly-owned direct subsidiary of GS Inc, acting as discretionary manager. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited

The interest in 55,804,686 shares arose from the interest held by Goldman Sachs Asset Management, a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of GSSN.

The interest in 37,000 shares arose from a beneficial interest held by Goldman, Sachs & Co. ("GS&Co."), of 3,700 American Depositary Receipts ("ADRs"). These ADRs are, or will be, held at the Depositary Trust Company of New York ("DTC"). ("GSSN").

The interest in 1,195,840 shares arose from the interest held by GS&Co. acting as a custodian of 119,584 American Depositary Receipts ("ADRs"). These ADRs are,
or will be, held at the Depositary Trust Company of New York ("DTC")..........
.........



Proxy Voting:



10. Name of the proxy holder:

N/a.................



11. Number of voting rights proxy holder will cease to hold:

N/A.................



12. Date on which proxy holder will cease to hold voting rights:

N/A.................



13. Additional information:

N/A.................



14. Contact name:

Joanne Wall.................



15. Contact telephone number:

020 7051 1704

..................







---------------------------------

Alan Buchanan

Company Secretary

British Airways Plc

020 8738 5119

Exhibit No. 3

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

British Airways Plc



2. Reason for the notification (please place an X inside the appropriate bracket/s):



An acquisition or disposal of voting rights: (X)



An acquisition or disposal of financial instruments which may result in the
acquisition of shares already issued to which voting rights are attached: (    )



An event changing the breakdown of voting rights: (    )



Other (please specify) : (X)

New Exemption Trading Book (DTR5.1.3(4)).................



3. Full name of person(s) subject to the notification obligation (iii):

The Goldman Sachs Group, Inc.................



4. Full name of shareholder(s) (if different from 3.) (iv):

Goldman, Sachs & Co.,
Goldman Sachs International,
Goldman Sachs Asset Management International, &
Goldman Sachs Asset Management, L.P.



5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):

7 February 2007.................



6. Date on which issuer notified:

9 February 2007



7. Threshold(s) that is/are crossed or reached:

below 3%.



8. Notified details:

..................



A: Voting rights attached to shares



Class/type of shares if possible           Situation previous to the Triggering transaction (vi)
using the ISIN CODE
                                  Number of shares                   Number of voting Rights (viii)


GB0001290575                      57,908,110                         5.03%

Resulting situation after the triggering transaction (vii)


Class/type of shares if      Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE
                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect






B: Financial Instruments

Resulting situation after the triggering transaction (xii)


Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.






Total (A+B)
Number of voting rights        % of voting rights


                               Below 3%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):



We hereby notify you that as at close of business on 7 February 2007, The Goldman Sachs Group Inc, of 85 Broad Street, New York, NY 10004, USA no longer has a notifiable interest in shares.



Proxy Voting:



10. Name of the proxy holder:

N/a.................



11. Number of voting rights proxy holder will cease to hold:

N/A.................



12. Date on which proxy holder will cease to hold voting rights:

N/A.................



13. Additional information:

N/A.................



14. Contact name:

Joanne Wall.................



15. Contact telephone number:

020 7051 1704

..................







---------------------------------

Alan Buchanan

Company Secretary

British Airways Plc

020 8738 5119

Exhibit No. 4

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

British Airways Plc



2. Reason for the notification (please place an X inside the appropriate bracket/s):



An acquisition or disposal of voting rights: (   )



An acquisition or disposal of financial instruments which may result in the
acquisition of shares already issued to which voting rights are attached: (    )



An event changing the breakdown of voting rights: (    )



Other (please specify) : (X)



N/A see additional information



3. Full name of person(s) subject to the notification obligation (iii):

Legal & General Group Plc (L&G)



4. Full name of shareholder(s) (if different from 3.) (iv):



N/A



5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):



N/A



6. Date on which issuer notified:

12 February 2007



7. Threshold(s) that is/are crossed or reached:

Above 3%. (L&G)



8. Notified details:

..................



A: Voting rights attached to shares


Class/type of shares if possible           Situation previous to the Triggering transaction (vi)
using the ISIN CODE
                                  Number of shares                   Number of voting Rights (viii)

Ord GBP 0.25                      34,611,852 3.03%
                                  (under S198 on 3.10.2006)


Resulting situation after the triggering transaction (vii)


Class/type of shares if      Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE
                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect


                             38,447,968               38,447,968                        3.34%



B: Financial Instruments

Resulting situation after the triggering transaction (xii)


Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.






Total (A+B)
Number of voting rights        % of voting rights


38,447,968                     3.34%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):


Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (38,447,968-3.34% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited
(Direct) (LGIMHD)

Legal & General Insurance Holdings Limited (Direct)
(LGIH)

Legal & General Assurance (Pensions Management) Limited  (PMC)

Legal & General Assurance Society Limited  (LGAS & LGPL)

Legal & General Pensions Limited (Direct)  (LGPL)



Proxy Voting:



10. Name of the proxy holder:

N/a.................



11. Number of voting rights proxy holder will cease to hold:

N/A.................



12. Date on which proxy holder will cease to hold voting rights:

N/A.................



13. Additional information:

Notification using shares in issue figure of 1,150,734,490



First notification under DTR Sourcebook



14. Contact name:

Helen Lewis



15. Contact telephone number:

020 7528 6742

..................







---------------------------------

Alan Buchanan
Company Secretary
British Airways Plc
020 8738 5119

Exhibit No. 5


                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 15 February 2007 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 15 February the Trust had sold 267,153 ordinary shares of 25p each at a price of 573.52p per share to satisfy the exercise of options under the Company's Long Term Incentive Plan.



The executive directors of the Company, Willie Walsh and Keith Williams, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 267,153.



Neither Willie Walsh nor Keith Williams has sold shares personally.



This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.



Contact

Alan Buchanan, Company Secretary

Tel: 0208 738 5119

Exhibit No. 6

                              British Airways Plc

  Employee share schemes: Announcement of transactions in shares and change in directors' interests

On 23 February 2007 the Company received notification from Computershare Trustee
(CI) Limited, the trustee of the British Airways Employee Benefits Trustees (Jersey) Limited (the "Trust") that on 22 February the Trust had sold 45,671 ordinary shares of 25p each at a price of 571p per share to satisfy the exercise of options under the Company's Long Term Incentive Plan.



The executive directors of the Company, Willie Walsh and Keith Williams, as well as other employees of the Company, are potential beneficiaries of the Trust. As such, they are deemed to be interested in the shares held by the Trust. Accordingly, the number of shares in which the directors are interested decreased by 45,671.



Neither Willie Walsh nor Keith Williams has sold shares personally.



This announcement is made under Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4.



Contact

Alan Buchanan, Company Secretary

Tel: 0208 738 5119

Exhibit No. 7

TR-1(i): NOTIFICATION OF MAJOR INTERESTS IN SHARES



1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

British Airways Plc



2. Reason for the notification (please place an X inside the appropriate bracket/s):



An acquisition or disposal of voting rights: (   )



An acquisition or disposal of financial instruments which may result in the
acquisition of shares already issued to which voting rights are attached: (    )



An event changing the breakdown of voting rights: (    )



Other (please specify) : (X)



3. Full name of person(s) subject to the notification obligation (iii):

AMVESCAP plc.................



4. Full name of shareholder(s) (if different from 3.) (iv):



5. Date of the transaction (and date on which the threshold is crossed or reached if different) (v):



6. Date on which issuer notified:

21 February 2007



7. Threshold(s) that is/are crossed or reached:

5%, 6%



8. Notified details:

..................



A: Voting rights attached to shares


Class/type of shares if possible           Situation previous to the Triggering transaction (vi)
using the ISIN CODE
                                  Number of shares                   Number of voting Rights (viii)


Ordinary Shares 25p               77,645,109                         77,645,109
(GB0001290575)

Resulting situation after the triggering transaction (vii)


Class/type of shares if      Number of shares         Number of voting rights (ix)      % of voting rights
possible using the ISIN CODE
                             Direct                   Direct (x)   Indirect (xi)        Direct      Indirect


                             77,645,109                            77,645,109                       6.74%



B: Financial Instruments

Resulting situation after the triggering transaction (xii)


Type of         Expiration Date       Exercise/Conversion       Number of voting rights     % of voting rights
financial       (xiii)                Period/ Date (xiv)        that may be acquired if the
instrument                                                      instrument is exercised/
                                                                converted.






Total (A+B)
Number of voting rights        % of voting rights


77,645,109                     6.74%



9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):


Allianz Investment Bank AG                                        763,900
Bank of Ireland (Dublin)                                          1,040,858
Bank of New York                                                  81,654
Banque Paribas                                                    191,551
Banque Paribas (Frankfurt)                                        164,428
Banque Paribas (Jersey)                                           73,607
Bank of New York (Brussels)                                       47,677
Bank of New York (Singapore)                                      36,000
JP Morgan Chase                                                   108,910
Chase Nominees                                                    772,118
Chase (Frankfurt)                                                 947,004
Vidacos Nominees                                                  57,891,062
Credit Agricole Indosuez                                          2,512,273
Dresdner Bank (Frankfurt)                                         90,174
EKK EG Kassel                                                     32,035
Erste Bank                                                        73,494
HSBC Nominees                                                     1,254,916
Japan Trustees Services Bank                                      1,618
KAS Bank Amsterdam                                                325,926
Kommunal Kredit Depotbank (Austria)                               155,856
Landersbank Hessen - Thurigen Girozentrale                        26,195
Mellon Bank (Pittsburgh)                                          600,993
Morgan Stanley (London)                                           36,883
Santander Central Hispano Investment                              4,473
State Street (Sydney)                                             6,300
State Street Trust & Banking (London)                             9,303,087
Trust & Custody Services                                          5,497
Northern Trust Company (London)                                   1,087,792



Proxy Voting:



10. Name of the proxy holder:

..................



11. Number of voting rights proxy holder will cease to hold:

..................



12. Date on which proxy holder will cease to hold voting rights:

..................



13. Additional information:

..................



14. Contact name:

Samantha Edwards



15. Contact telephone number:

01491 416381

..................







---------------------------------

Alan Buchanan
Company Secretary
British Airways Plc
020 8738 5119

Exhibit No.8

British Airways Plc - Voting Rights and Capital


In conformity with the Transparency Directive's transitional provision 6, British Airways Plc ("BA") gives notice that its capital consists of
1,151,472,118 ordinary 25p shares with voting rights.   As BA does not hold any
ordinary shares in Treasury its total number of voting rights equals its capital.



The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BA under the FSA's Disclosure and Transparency Rules.





Alan Buchanan

Company Secretary

28 February 2007